Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited condensed consolidated financial statements and the related notes for the same periods included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on January 9, 2023 and “Item 5. Operating and Financial Review and Prospects” in our 2021 Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Key Factors Affecting Our Results of Operations

User growth and engagement

Our business depends on our ability to grow our user base and maintain and increase user engagement. We have experienced rapid user growth since our inception. The following table sets forth our average DAUs and MAUs for each of the quarters indicated:

	For the Three Months Ended
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022

	(In millions)
Average DAUs(1)	50.5	53.3	54.0	60.1	62.7	72.1	72.2	79.4	83.5	90.3
Average MAUs(1)	171.6	197.2	202.0	223.3	237.1	267.2	271.7	293.6	305.7	332.6

Note:

(1)

Starting from the second quarter of 2022, we count our active users as the sum of active users on mobile apps and PC ends during a given period. We calculate active users on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on the PC ends refer to the sum of valid logged-in users who visit our PC website at www.bilibili.com and engage in PC application during a given period, after eliminating duplicates.

Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. The number of our users and the level of their engagement on our platform affect our revenues. Revenue from our mobile game services has been an important contributor to our total net revenues in 2019, 2020 and 2021 and nine months ended September 30, 2021 and 2022. The mobile game user base growth and engagement are primarily driven by the launch of new games and the release of updates of our existing games. We witnessed strong growth in the revenues generated from VAS due to the increasing number of active viewers of our live broadcasting and subscribers of our premium membership program. We also generate advertising revenues from advertisers driven by the size of our user base, the engagement of our users and our brand equity.

We will continue to implement our strategy to grow our DAU base and increase penetration in Generation Z+ and attract users from wider demographics. We will continue to support our content creators, enrich video content, strengthen our brand recognition and invest in high quality user growth.

Our provision and commercialization of diversified product and service offerings

Our revenues and results of operations depend on our ability to convert more users to paying users and to increase their spending on our platform, which is driven by our provision of diversified product and service offerings appealing to our users. Paying users on our platform refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer toward our total paying users without eliminating duplicates. Starting from the second quarter of 2022, we add the number of paying users of smart TVs toward our total paying users without eliminating duplicates.

The following table sets forth our average DAUs, MAUs, our average monthly paying users, and average monthly revenue per paying user for each of the quarters indicated:

	For the Three Months Ended
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022

	(In millions)
Average DAUs	50.5	53.3	54.0	60.1	62.7	72.1	72.2	79.4	83.5	90.3
Average MAUs	171.6	197.2	202.0	223.3	237.1	267.2	271.7	293.6	305.7	332.6
Average monthly paying users	12.9	15.0	17.9	20.5	20.9	23.9	24.5	27.2	27.5	28.5
	(In RMB)
Average monthly revenue per paying user	53.8	50.1	44.2	43.4	45.8	46.0	43.4	41.7	38.2	43.1

The number of average monthly paying users has generally been increasing primarily attributable to the popularity of our premium membership program driven by the high-quality content that we offer, the expansion of our mobile games operations, and diversification of other value-added services offerings. The decrease of our average monthly revenue per paying user was mainly due to a substantial increase in the number of paying users attributable to our premium membership program, who on average make lower payments than other paying users such as those for the mobile games. Paying users who subscribe to our premium membership program are likely to consume derivative products of their interested OGV on our platform. For example, while enjoying an anime in our content library, such paying users are also likely to pay for the games developed based on that anime offered on our platform, the same theme of comic books, audio dramas, and figure toys of the characters in the anime. We therefore see large commercial potentials in the derivative content consumptions.

We are continuing to diversify our product and service offerings and refine our commercialization avenues without compromising user experience. We will continue our efforts to enrich our content library and product offerings to convert more users to paying users. We plan to launch more high-quality games to satisfy our users’ evolving needs. In addition, we expect to have increased revenues from advertising, as advertisers across different industries are turning to Bilibili to tap into the coveted Generation Z+ in China. We will also continue to develop our live broadcasting and other VAS. Our revenue growth will be affected by our ability to effectively execute our commercialization strategies and expand our paying user base.

Our brand recognition and market leadership

Our brand recognition as a leading video community among the Generation Z+ in China is crucial for us to attract and retain users, content creators and our business partners, and increase our revenues. We will continue to promote our brand name among broader young generations and increase our appeal to mass market.

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth service costs and e-commerce and other costs. We expect our revenue-sharing costs to increase in absolute amount due to our business expansion in mobile games, live broadcasting and advertising businesses. We expect our content costs to increase in absolute amount as we continue to produce and procure high-quality content for our users. We will implement additional cost control measures to operate more efficiently, including rationalizing headcount planning and further controlling sales and marketing expenses.

Investment in technology and talents

Our technology is critical for us to better understand our users, improve user experience, maintain a vibrant community, and execute our commercialization strategy. Our current research and development efforts in technology are primarily focused on enhancing our artificial intelligence technology, big data analytics capabilities and cloud technology, which we believe are crucial for us to develop user insights so as to provide more relevant and engaging content to our users and to improve our operating efficiency. In addition, there is a strong demand in China’s internet industry for talented and experienced personnel. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

Impact of COVID-19 on Our Operations and Financial Performance

A substantial majority of our revenues and workforce are concentrated in China. To contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including implementation of travel bans, blockade of certain roads and closure of factories and businesses, encouragement of remote working arrangements and cancellation of public activities. Due to recurrence of COVID-19 outbreaks driven by various COVID-19 variants in certain provinces of China in 2022, including Shanghai, the Chinese government implemented similar emergency measures to contain further spread of COVID-19. However, starting from November 2022, the PRC government has gradually lifted its precautionary measures to curb COVID-19 pandemic.

COVID-19 pandemic and the preventative measures implemented by authorities from time to time to help limit the spread of illness had the following impacts on our business operations in the nine months ended September 30, 2022, among other things, (i) lock-downs disrupted our supply chain, delayed our ability to timely fulfill our e-commerce orders and led to higher fulfilment expenses, (ii) increased the volatility of our customers’ demand for our advertising services and their advertising expenditure patterns from period-to-period, (iii) increased the volatility of the size and engagement of our active user base, and caused us to incur higher bandwidth costs, and (iv) led to delays in production and uncertainty in scheduling of content of our licensed content providers, which in turn had a negative impact on our premium membership subscription and the amount of advertising sponsorship received by us.

Throughout the COVID-19 pandemic, we have prioritized the health and safety of our employees by (i) adopting remote working arrangements for our employees in affected regions, (ii) upgrading our telecommuting system, (iii) monitoring our employees’ health, and (iv) optimizing our technology system to support potential growth in user traffic. However, the remote working arrangement could reduce the capacity and efficiency of our operations and negatively impact the normal business operations.

We continue to monitor the evolving situation and guidance from government and public health authorities and may take additional actions based on their recommendations. There remains uncertainty around the severity and duration of the COVID-19 pandemic and the measures taken, or may be taken, in response to the COVID-19 pandemic, which will depend on numerous factors, including, among others, the emergence of new cases of COVID-19 and its variants, hospitalization and mortality rates, and the availability and distribution of safe and effective treatments and vaccines. Accordingly, we cannot reasonably estimate the full impact of the COVID-19 pandemic on our business, financial condition and results of operations at this time, which may be material. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 pandemic, which could significantly disrupt our operations” in our 2021 Form 20-F.

As of September 30, 2022, we had cash and cash equivalents, time deposits and short-term investments of RMB23.9 billion (US$3.4 billion). Our principal sources of liquidity have been cash generated from operating activities, as well as the proceeds we received from our public offerings of ordinary shares and other financing activities. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

Key Components of Results of Operations

Net revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended						For the Nine Months Ended
	December 31, 2019		December 31, 2020		December 31, 2021		September 30, 2021		September 30, 2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Mobile games	3,597,809	53.1%	4,803,382	40.0%	5,090,926	26.3%	3,795,576	27.9%	3,875,385	544,793	24.6%
VAS	1,641,043	24.2%	3,845,663	32.0%	6,934,886	35.8%	5,040,368	37.1%	6,365,361	894,828	40.4%
Advertising	817,016	12.1%	1,842,772	15.4%	4,523,421	23.3%	2,935,805	21.6%	3,553,856	499,593	22.6%
E-commerce and others	722,054	10.6%	1,507,159	12.6%	2,834,451	14.6%	1,831,152	13.4%	1,962,079	275,825	12.4%

Total net revenues	6,777,922	100.0%	11,998,976	100.0%	19,383,684	100.0%	13,602,901	100.0%	15,756,681	2,215,039	100.0%

Mobile games. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. For jointly operated mobile game services, we provide our mobile game platform for mobile games developed by third-party developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and game promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items. As of September 30, 2022, we operated multiple exclusively distributed mobile games, self-developed games, and hundreds of jointly operated mobile games. Our revenues from mobile games depend on the number of paying users, and ultimately are determined by our ability to select, procure and offer engaging games tailored to our platform and our user preferences. We expect revenues from mobile games to fluctuate but remain as an important stream of revenues. At the same time, we expect greater contribution by revenues from other streams of business as we take initiatives to grow our other revenue streams.

VAS. We primarily generate VAS revenues from (i) subscription fees of our premium membership program, which offers paying members benefits including an exclusive or advance access to certain high-quality OGV, and (ii) sales of in-channel virtual items for use in our live broadcasting so that users can send them to hosts to show their support, which comprise of either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles. Meanwhile, we also generate revenues from other VAS including sales of paid content and virtual items on our video, audio and comic platforms. We expect revenues from VAS to continue to grow driven by the increasing popularity of our premium membership programs and live broadcasting.

Advertising. We generate advertising revenues primarily from brand advertising, performance-based feed advertisements and native advertisements. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ need and appeared in Bilibili-produced OGV or events. Performance-based advertisements primarily appear as video, picture or text-based feeds alongside with organic feeds, the banner underneath the video-playing frame and in the Story Mode. This format allows us to push personalized feed advertisements to users throughout our platform. Native advertisings are customized according to advertisers’ needs, produced by our content creators and embedded naturally in their video creations. As the native advertisements are usually cohesive with the content of our platform, assimilated into the design and consistent with the form of content presentation on our platform, our users tend to view them as regular video content. We expect our advertising revenues to increase in the foreseeable future as we continue to introduce new advertising and marketing solutions and attract more advertisers.

E-commerce and others. Our e-commerce and others primarily consist of sales of products on our e-commerce platform. We expect revenues from e-commerce and others to fluctuate in the foreseeable future but represent as a meaningful stream of revenues.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended						For the Nine Months Ended
	December 31, 2019		December 31, 2020		December 31, 2021		September 30, 2021		September 30, 2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	2,494,416	44.6%	4,366,490	47.7%	7,733,330	50.4%	5,304,845	49.8%	6,597,991	927,531	50.1%
Content costs	1,001,600	17.9%	1,875,546	20.5%	2,694,839	17.6%	1,868,595	17.5%	2,470,806	347,340	18.8%
Server and bandwidth costs	919,753	16.5%	1,141,257	12.5%	1,565,923	10.2%	1,098,202	10.3%	1,313,571	184,659	10.0%
E-commerce and others	1,171,904	21.0%	1,775,507	19.3%	3,346,445	21.8%	2,385,914	22.4%	2,774,571	390,043	21.1%

Total cost of revenues	5,587,673	100%	9,158,800	100.0%	15,340,537	100.0%	10,657,556	100.0%	13,156,939	1,849,573	100.0%

Revenue-sharing costs consist of fees paid to game developers, distribution channels (app stores) and payment channels, and fees we share with hosts of our live broadcasting and content creators in accordance with our revenue-sharing arrangements. Content costs mainly consist of amortized costs of purchased licensed content from copyright owners or content distributors and our production costs. Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services. E-commerce and others consist of cost of goods sold associated with our e-commerce business, staff cost, depreciation and others.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended						For the Nine Months Ended
	December 31, 2019		December 31, 2020		December 31, 2021		September 30, 2021		September 30, 2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	1,198,516	44.6%	3,492,091	58.4%	5,794,853	55.3%	4,033,248	54.7%	3,654,596	513,755	42.3%
General and administrative expenses	592,497	22.1%	976,082	16.3%	1,837,506	17.6%	1,299,386	17.6%	1,704,327	239,590	19.8%
Research and development expenses	894,411	33.3%	1,512,966	25.3%	2,839,862	27.1%	2,042,245	27.7%	3,271,561	459,909	37.9%

Total operating expenses	2,685,424	100%	5,981,139	100.0%	10,472,221	100.0%	7,374,879	100.0%	8,630,484	1,213,254	100.0%

Sales and marketing expenses. Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses for our sales and marketing personnel. We will keep implementing our cost control strategy, including to control our sales and marketing expenses more effectively, so as to improve our cost efficiency.

General and administrative expenses. General and administrative expenses consist primarily of salaries and other compensation-related expenses for our general and administrative personnel, professional fees, rental expenses and allowance for doubtful accounts. We will keep implementing our cost control strategy, including to rationalize our headcount, to improve our cost efficiency.

Research and development expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel dedicated to the development and enhancement of our app/websites and development of online games. We will continue to invest in our research and development, enhance our artificial intelligence technology, big data analytics capabilities, cloud technology and game development capacity, and develop new features and functionalities on our platform. Meanwhile, we will keep implementing our cost control strategy, including to rationalize our headcount, to improve our cost efficiency.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and the related notes in our 2021 Annual Report and our unaudited interim condensed consolidated financial statements and the related notes included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on January 9, 2023. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended						For the Nine Months Ended
	December 31, 2019		December 31, 2020		December 31, 2021		September 30, 2021		September 30, 2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	6,777,922	100.0%	11,998,976	100.0%	19,383,684	100%	13,602,901	100.0%	15,756,681	2,215,039	100.0%
Cost of revenues(1)	(5,587,673)	(82.4)%	(9,158,800)	(76.3)%	(15,340,537)	(79.1)%	(10,657,556)	(78.3%)	(13,156,939)	(1,849,573)	(83.5%)
Gross profit	1,190,249	17.6%	2,840,176	23.7%	4,043,147	20.9%	2,945,345	21.7%	2,599,742	365,466	16.5%
Operating expenses:
Sales and marketing expenses(1)	(1,198,516)	(17.7)%	(3,492,091)	(29.1)%	(5,794,853)	(29.9)%	(4,033,248)	(29.6)%	(3,654,596)	(513,755)	(23.2)%
General and administrative expenses(1)	(592,497)	(8.7)%	(976,082)	(8.1)%	(1,837,506)	(9.5)%	(1,299,386)	(9.6)%	(1,704,327)	(239,590)	(10.8)%
Research and development expenses(1)	(894,411)	(13.2)%	(1,512,966)	(12.6)%	(2,839,862)	(14.7)%	(2,042,245)	(15.0)%	(3,271,561)	(459,909)	(20.8)%
Total operating expenses	(2,685,424)	(39.6)%	(5,981,139)	(49.8)%	(10,472,221)	(54.1)%	(7,374,879)	(54.2)%	(8,630,484)	(1,213,254)	(54.8)%
Loss from operations	(1,495,175)	(22.0)%	(3,140,963)	(26.1)%	(6,429,074)	(33.2)%	(4,429,534)	(32.5)%	(6,030,742)	(847,788)	(38.3)%
Other income/ (expenses):
Investment income/ (losses), net (including impairments)	96,610	1.4%	28,203	0.2%	(194,183)	(1.0)%	(100,852)	(0.7)%	(365,670)	(51,405)	(2.3)%
Interest income	162,782	2.4%	83,301	0.7%	70,367	0.4%	43,784	0.3%	172,745	24,284	1.1%
Interest expense	(46,543)	(0.7)%	(108,547)	(0.9)%	(155,467)	(0.8)%	(105,370)	(0.8)%	(187,365)	(26,339)	(1.2)%
Exchange (losses)/gains	(11,789)	(0.2)%	41,717	0.3%	(15,504)	(0.1)%	(19,560)	(0.1)%	(84,393)	(11,864)	(0.5)%
Others, net	26,412	0.4%	95,641	0.8%	10,411	0.1%	(38,938)	(0.3)%	568,492	79,917	3.6%

	For the Year Ended						For the Nine Months Ended
	December 31, 2019		December 31, 2020		December 31, 2021		September 30, 2021		September 30, 2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Loss before tax	(1,267,703)	(18.7)%	(3,000,648)	(25.0)%	(6,713,450)	(34.6)%	(4,650,470)	(34.1)%	(5,926,933)	(833,195)	(37.6)%
Income tax	(35,867)	(0.5)%	(53,369)	(0.4)%	(95,289)	(0.5)%	(62,502)	(0.5)%	(83,684)	(11,764)	(0.5)%
Net loss	(1,303,570)	(19.2)%	(3,054,017)	(25.4)%	(6,808,739)	(35.1)%	(4,712,972)	(34.6)%	(6,010,617)	(844,959)	(38.1)%

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended			For the Nine Months Ended
	December 31, 2019	December 31, 2020	December 31, 2021	September 30, 2021	September 30, 2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	23,281	37,087	76,232	50,069	54,188	7,618
Sales and marketing expenses	14,269	40,808	53,452	38,195	41,226	5,795
General and administrative expenses	68,497	181,753	553,526	387,857	418,295	58,803
Research and development expenses	66,503	126,250	316,607	216,226	272,179	38,262

Total	172,550	385,898	999,817	692,347	785,888	110,478

Nine months ended September 30, 2021 compared to nine months ended September 30, 2022

Net revenues

Our net revenues increased by 15.8% from RMB13,602.9 million in the nine months ended September 30, 2021 to RMB15,756.7 million (US$2,215.0 million) in the nine months ended September 30, 2022. Our paying ratio, being the product of dividing average monthly paying user by average MAUs, was 9.0% and 8.9% in the nine months ended September 30, 2021 and 2022, respectively.

Mobile games. Our net revenues from mobile games increased by 2.1% from RMB3,795.6 million in the nine months ended September 30, 2021 to RMB3,875.4 million (US$544.8 million) in the nine months ended September 30, 2022. This was mainly due to the newly launched mobile games.

VAS. Our net revenues from VAS increased by 26.3% from RMB5,040.4 million in the nine months ended September 30, 2021 to RMB6,365.4 million (US$894.8 million) in the nine months ended September 30, 2022, mainly attributable to our enhanced monetization efforts, led by increases in the number of paying users for our value-added services including the premium membership program, live broadcasting services and other value-added services.

Advertising. Our net revenues from advertising increased by 21.1% from RMB2,935.8 million in the nine months ended September 30, 2021 to RMB3,553.9 million (US$499.6 million) in the nine months ended September 30, 2022. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as our improved advertising efficiency.

E-commerce and Others. We had RMB1,831.2 million and RMB1,962.1 million (US$275.8 million) of e-commerce and other net revenues in the nine months ended September 30, 2021 and 2022, respectively. The increase was primarily attributable to the increase in sales of products on our e-commerce platform.

Cost of revenues

Our cost of revenues increased by 23.5% from RMB10,657.6 million in the nine months ended September 30, 2021 to RMB13,156.9 million (US$1,849.6 million) in the nine months ended September 30, 2022, as all components of cost of revenues increased due to our business growth and the expansion of our user base.

Revenue-sharing costs increased by 24.4% from RMB5,304.8 million in the nine months ended September 30, 2021 to RMB6,598.0 million (US$927.5 million) in the nine months ended September 30, 2022, primarily due to an increase in payments made to developers of exclusively distributed games, an increase in payments made to hosts of live broadcasting programs and content creators on our platform, and an increase in payments made to distribution channels.

Content costs increased by 32.2% from RMB1,868.6 million in the nine months ended September 30, 2021 to RMB2,470.8 million (US$347.3 million) in the nine months ended September 30, 2022 as we continued to expand and diversify our content offerings. We procured selected anime, documentaries, TV shows, movies and variety shows to enrich our content library. Our investment in content costs has contributed to the growth in our user base and the number of average monthly paying user for VAS.

Server and bandwidth costs increased by 19.6% from RMB1,098.2 million in the nine months ended September 30, 2021 to RMB1,313.6 million (US$184.7 million) in the nine months ended September 30, 2022, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users, so as to support a massive and continuously increasing volume of data generated and video views on our platform every day.

E-commerce and others increased by 16.3% from RMB2,385.9 million in the nine months ended September 30, 2021 to RMB2,774.6 million (US$390.0 million) in the nine months ended September 30, 2022, primarily due to an increase in cost of goods sold associated with our e-commerce business. As our user base increased and more users became engaged in interest-based sub-communities, the demand for interest related merchandise also grew, which drove the increase in our revenues from e-commerce. We endeavored to enlarge the types of goods available on our e-commerce platform.

Gross profit

As a result of the foregoing, we had gross profit of RMB2,599.7 million (US$365.5 million) in the nine months ended September 30, 2022, compared to gross profit of RMB2,945.3 million in the nine months ended September 30, 2021.

Operating expenses

Our total operating expenses increased by 17.0% from RMB7,374.9 million in the nine months ended September 30, 2021 to RMB8,630.5 million (US$1,213.3 million) in the nine months ended September 30, 2022, as general and administrative expenses, as well as research and development expenses increased due to our business growth and the expansion of our user base, partially offset by the decrease in the sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased by 9.4% from RMB4,033.2 million in the nine months ended September 30, 2021 to RMB3,654.6 million (US$513.8 million) in the nine months ended September 30, 2022. The decrease was primarily attributable to reduced promotional spending.

General and administrative expenses. Our general and administrative expenses increased by 31.2% from RMB1,299.4 million in the nine months ended September 30, 2021 to RMB1,704.3 million (US$239.6 million) in the nine months ended September 30, 2022. The increase was primarily attributable to increased headcount in general and administrative personnel and higher rental expenses.

Research and development expenses. Our research and development expenses increased by 60.2% from RMB2,042.2 million in the nine months ended September 30, 2021 to RMB3,271.6 million (US$459.9 million) in the nine months ended September 30, 2022, primarily due to increased headcount in research and development personnel and depreciation expenses of server and equipment.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB6,030.7 million (US$847.8 million) in the nine months ended September 30, 2022, compared to loss from operations of RMB4,429.5 million in the nine months ended September 30, 2021.

Other income/(expenses)

Investment income/(losses), net (including impairments). Net investment income/(losses), net (including impairments) primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, and the fair value change of investments. We had net investment loss of RMB100.9 million and RMB365.7 million (US$51.4 million) in the nine months ended September 30, 2021 and 2022, respectively.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB43.8 million and RMB172.7 million (US$24.3 million) in the nine months ended September 30, 2021 and 2022, respectively.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to long-term debt. We had interest expense of RMB187.4 million (US$26.3 million) in the nine months ended September 30, 2022, primarily attributable to our 0.50% convertible senior notes due December 2026 (the “December 2026 Notes”) issued in November 2021, our 1.25% convertible senior notes due 2027 (the “2027 Notes”) issued in June 2020 and our 1.375% convertible senior notes due April 2026 (the “April 2026 Notes”) issued in April 2019. We had interest expense of RMB105.4 million in the nine months ended September 30, 2021, primarily attributable to interest expense related to our 2027 Notes issued and our April 2026 Notes.

Others, net. Others, net was RMB568.5 million (US$79.9 million) in the nine months ended September 30, 2022 compared with a negative RMB38.9 million in the same period of 2021. The increase was primarily attributable to gains of RMB475.8 million resulted from the repurchase of convertible senior notes.

Income tax

We recorded income tax of RMB83.7 million (US$11.8 million) in the nine months ended September 30, 2022, compared to RMB62.5 million in the nine months ended September 30, 2021.

Net loss

As a result of the foregoing, we incurred net loss of RMB6,010.6 million (US$845.0 million) in the nine months ended September 30, 2022, compared to net loss of RMB4,713.0 million in the nine months ended September 30, 2021.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended			For the Nine Months Ended
	December 31, 2019	December 31, 2020	December 31, 2021	September 30, 2021	September 30, 2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash provided by / (used in) operating activities	194,551	753,103	(2,647,008)	(2,024,278)	(3,204,114)	(450,425)
Net cash (used in) / provided by investing activities	(3,958,277)	(8,906,821)	(24,578,111)	(12,094,503)	2,387,228	335,591
Net cash provided by / (used in) financing activities	5,078,842	8,335,419	30,389,152	20,051,892	(1,566,552)	(220,223)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	107,513	(466,252)	(319,034)	(140,983)	326,445	45,889

	For the Year Ended			For the Nine Months Ended
	December 31, 2019	December 31, 2020	December 31, 2021	September 30, 2021	September 30, 2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net increase/(decrease) in cash and cash equivalents	1,422,629	(284,551)	2,844,999	5,792,128	(2,056,993)	(289,168)
Cash and cash equivalents at beginning of the year/period	3,540,031	4,962,660	4,678,109	4,678,109	7,523,108	1,057,582

Cash and cash equivalents at end of the year/period	4,962,660	4,678,109	7,523,108	10,470,237	5,466,115	768,414

As of December 31, 2019, 2020 and 2021, our cash and cash equivalents were RMB4,962.7 million, RMB4,678.1 million and RMB7,523.1 million, respectively. As of September 30, 2022, our cash and cash equivalents were RMB5,466.1 million (US$768.4 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits placed with large reputable banks in the United States and China, and highly liquid investments that are readily convertible to known amounts of cash and with original terms of three months or less. We entered into several one-year revolving loan facilities provided by certain financial institutions with an aggregate principal amount of RMB1,410.0 million (US$198.2 million) as of September 30, 2022. We have utilized RMB892.5 million (US$125.5 million) of such loan facilities as of September 30, 2022.

Our principal sources of liquidity had been cash generated from operating activities (from 2019 to 2020), as well as the proceeds we received from our public offerings of ordinary shares, our offerings of convertible senior notes and other financing activities in the past three years and during the nine months ended September 30,2022.

•

In April 2019, we concurrently issued the April 2026 Notes and completed a registered offering of 14,173,813 ADSs at a price of US$18.00 per ADS. We raised from foregoing concurrent offerings a total of US$733.9 million in net proceeds after deducting commissions and offering expenses.

•	In April 2020, we issued 17,310,696 Class Z ordinary shares to Sony Corporation of America for its investment of US$399.4 million in cash after deducting transaction expenses.

•	In June 2020, we issued the 2027 Notes, from which we raised US$786.1 million after deducting commissions and offering expenses.

•

In March and April 2021, in connection with our Hong Kong secondary listing, we issued 28,750,000 Class Z ordinary shares (including over-allotment of an aggregate of 3,750,000 Class Z ordinary shares in April 2021), consisting of an international offering of 28,000,000 Class Z ordinary shares and a Hong Kong public offering of 750,000 Class Z ordinary shares. We raised from such global offering approximately HK$22.9 billion, after deducting underwriting expenses and other offering expenses.

•	In November 2021, we issued the December 2026 Notes, from which we raised US$1,576.6 million after deducting commissions and offering expenses.

•

As of September 30, 2022, we repurchased an aggregate principal amount of US$275.4 million (RMB1.8 billion) of December 2026 Notes for a total cash consideration of US$197.7 million (RMB1.3 billion). In the fourth quarter of 2022, we repurchased an aggregate principal amount of US$54.0 million (RMB385.7 million) of 2027 Notes for a total cash consideration of US$49.3 million (RMB352.0 million) and an aggregate principal amount of US$492.9 million (RMB3.4 billion) of December 2026 Notes for a total cash consideration of US$370.9 million (RMB2.6 billion).

•

As of the date hereof, an aggregate principal amount of US$429.3 million, US$831.7 million and US$746.0 million of our April 2026 Notes, December 2026 Notes, and 2027 Notes, respectively, remained outstanding.

•	As of September 30, 2022, we had cash and cash equivalents, time deposits and short-term investments of RMB23.9 billion (US$3.4 billion).

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. However, we may enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating activities

Net cash used in operating activities in the nine months ended September 30, 2022 was RMB3,204.1 million (US$450.4 million), as compared to net loss of RMB6,010.6 million (US$845.0 million) in the same period. The difference was primarily due to an increase of RMB506.4 million (US$71.2 million) in prepayments and other assets, an increase of RMB462.2 million(US$65.0 million) in other long-term assets and a decrease of RMB549.2 million (US$77.2 million) in accrued liabilities and other payables, partially offset by an increase of RMB 412.9 million (US$58.0 million) in accounts payable, an increase of RMB207.7 million (US$29.2 million) in deferred revenue and an increase of RMB288.1 million (US$40.5 million) in other long-term liabilities. The changes in working capital were attributable to our business expansion, particularly, the expansion of VAS offerings and advertising operations. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in the nine months ended September 30, 2022 were RMB2,493.2 million (US$350.5 million) in depreciation and amortization of property and equipment and intangible assets, and RMB785.9 million (US$110.5 million) in share-based compensation expenses.

Investing activities

Net cash provided by investing activities in the nine months ended September 30, 2022 was RMB2,387.2 million (US$335.6 million), primarily due to proceeds from maturities of short term investments of RMB73.1 billion (US$10.3 billion) and maturity of time deposits of RMB6.3 billion (US$880.4 million), partially offset by purchase of short-term investments of RMB63.5 billion (US$8.9 billion), placements of time deposits of RMB9.5 billion (US$1.3 billion), purchase of intangible assets of RMB1.5 billion (US$211.3 million), which primarily consist of licensed copyrights of video content, cash paid for long-term investments including loans of RMB1.4 billion (US$199.8 million), and cash consideration paid for purchase of subsidiaries, net of cash acquired of RMB1.1 billion (US$158.6 million).

Financing activities

Net cash used in financing activities in the nine months ended September 30, 2022 was RMB1,566.6 million (US$220.2 million), primarily attributable to repurchase of convertible senior notes of RMB1.3 billion (US$178.7 million) and repurchase of our ADSs of RMB347.6 million (US$48.9 million).

Material cash requirements

Our material cash requirements as of September 30, 2022 primarily include our capital expenditures, operating lease commitments, convertible senior notes obligations, and purchase obligations.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB2,219.3 million (US$312.0 million) in the nine months ended September 30, 2022. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 67.7% of our total capital expenditures in the nine months ended September 30, 2022.

Operating lease commitments

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. As of September 30, 2022, the amount of total future lease payments under operating leases, whose weighted average remaining lease term is 3.6 years, was RMB830.7 million (US$116.8 million), of which RMB258.6 million (US$36.4 million) is short-term.

Convertible senior notes obligations

Our convertible senior notes obligations consist of the principal amount and cash interests in connection with our April 2026 Notes, 2027 Notes and December 2026 Notes.

In 2021, holders of April 2026 Notes converted in aggregate of US$70.6 million principal amount, and we issued 2,854,253 ADSs to the relevant holders accordingly. In 2021, holders of 2027 Notes converted in aggregate of US$1,000 principal amount, and we issued 24 ADSs to the relevant holders accordingly. In December 2022, holders of April 2026 Notes converted in aggregate of US$14 thousand principal amount, and we issued 565 ADSs to the relevant holders accordingly. The balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

As of September 30, 2022, we repurchased an aggregate principal amount of US$275.4 million (RMB1.8 billion) of December 2026 Notes for a total cash consideration of US$197.7 million (RMB1.3 billion) and in the fourth quarter of 2022, we repurchased an aggregate principal amount of US$54.0 million (RMB385.7 million) of 2027 Notes for a total cash consideration of US$49.3 million (RMB352.0 million) and an aggregate principal amount of US$492.9 million (RMB3.4 billion) of December 2026 Notes for a total cash consideration of US$370.9 million (RMB2.6 billion).

As of September 30, 2022, the principal amount of April 2026 Notes was RMB3,048.3 million (US$429.4 million), the principal amount of 2027 Notes was RMB5,679.8 million (US$800.0 million), and the principal amount of December 2026 Notes was RMB9,404.4 million (US$1,324.6 million). The effective interest rates of April 2026 Notes, 2027 Notes and December 2026 Notes were 1.74%, 1.52% and 0.80%, respectively.

As of September 30, 2022, RMB18.6 billion (US$2.6 billion) in aggregate principal amount and interest expenses related to April 2026 Notes, 2027 Notes and December 2026 Notes are expected to be repaid, unless earlier converted, redeemed or repurchased.

Purchase obligation

Our purchase obligation consists of the commitment under the contract signed in September 2020 to purchase the three-year license for live broadcasting the League of Legends World Championship in China starting from 2020 at an aggregate purchase price of RMB800 million (US$112.5 million). The unpaid purchase price was RMB105.0 million (US$14.8 million) as of September 30, 2022.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2022.